UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2005

Commission File Number 1-15250

BANCO BRADESCO S.A.
(Exact name of registrant as specified in its charter)

BANK BRADESCO
(Translation of Registrant's name into English)

Cidade de Deus, s/n, Vila Yara
06029-900 - Osasco - SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

.

Cidade de Deus, Osasco, SP, March 10th, 2005

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporate Finance
Washington, DC

Dear Sirs:

We hereby inform you that all proposals and agenda submitted in the Annual Stockholders’ Meeting and in the Special Stockholders’ Meeting, held cumulatively on this date, at 4.00 p.m. were approved as follows:

At the Annual Stockholders’ Meeting:

- the Administrators’ accounts, the Management Report, the Financial Statements, including the allocation of the Net Income, and the Independent Auditors and Fiscal Council’s Opinions and the Summary of the Audit Committee’s report related to the fiscal year ended on 12.31.2004;

- the reelection of Messrs. Lázaro de Mello Brandão, Antônio Bornia, Mário da Silveira Teixeira Júnior, Márcio Artur Laurelli Cypriano, João Aguiar Alvarez, Mrs. Denise Aguiar Alvarez Valente, Messrs. Raul Santoro de Mattos Almeida and Ricardo Espírito Santo Silva Salgado, to compose the Board of Directors;

- the election of the Fiscal Council’s members: Messrs. Domingos Aparecido Maia, José Roberto Aparecido Nunciaroni and Ricardo Abecassis Espírito Santo Silva - Sitting Members; Messrs. Jorge Tadeu Pinto de Figueiredo, Nelson Lopes de Oliveira and Renauld Roberto Teixeira - Deputy Members;

- the annual global compensation and the funds allocation to support the Management’s Complementary Pension Plans, both of them for Administrators, as well as, the individual compensation for the Members of the Fiscal Council.

At the Special Stockholders’ Meeting:

- to ratify the Capital Stock increase deliberated at the 204th Special Stockholders’ Meeting held on 12.9.2004, in the amount of R$700,000,000.00, increasing it from R$7,000,000,000.00 to R$7,700,000,000.00, by subscribing 17,500,000 new non-par book-entry registered stocks, of which 8,791,857 are common stocks and 8,708,143 are preferred stocks.

Dividends: The stocks subscribed and paid-up in the capital increase ratified today shall be fully entitled to monthly Dividends and/or Interest on Own Capital, and possibly complementary dividends and/or interest on own capital to be declared as from the date the respective process is approved by the Central Bank of Brazil. They shall also be fully entitled to any advantages attributed to the other stocks from the date of the referred approval.

By deliberation taken in a proper meeting held on this date, the Board of Directors of this Bank, immediately after the Annual Stockholders’ Meeting, which elected the members thereof, have chosen to take office as its Chairman and Vice-Chairman, Mr. Lázaro de Mello Brandão and Mr. Antônio Bornia, respectively.

These deliberations shall be effective after the necessary approval of the process by the Central Bank of Brazil.

Sincerely yours,

Banco Bradesco S.A.
José Luiz Acar Pedro
Executive Vice President and
Investor Relations Director

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 11, 2005

BANCO BRADESCO S.A.

By:	/S/ José Luiz Acar Pedro
José Luiz Acar Pedro Executive Vice President and Investor Relations Director

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.